Filed by Business First Bancshares, Inc.

(Commission File No. 001-38447)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule41a-12

under the Securities Exchange Act of 1934

Subject Company: Pedestal Bancshares, Inc.

Date: March 31, 2020

On March 31, 2020, Pedestal Bancshares, Inc. made available to its shareholders the following notice in connection with its Special Meeting of Shareholders to be held on April 21, 2020.

March 31, 2020

[SHAREHOLDER NAME]

[SHAREHOLDER ADDRESS]

[SHAREHOLDER ADDRESS]

Re:	Pedestal Bancshares, Inc.
2020 Special Meeting of Shareholders

Dear Shareholder:

By now, you should have received the Notice of Special Meeting of Shareholders and Proxy Statement, dated March 4, 2020 (“Proxy Statement”), of Pedestal Bancshares, Inc. (“Pedestal”) relating to the special meeting called to enable shareholders to consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated January 22, 2020, by and between Pedestal and Business First Bancshares, Inc. (“Business First”), which provides for the merger of Pedestal with and into Business First. That meeting is scheduled for April 21, 2020, at 10:00 a.m., local time, to be held at 100 Eagles Nest Court, Houma, Louisiana.

As you are aware, since the date that we mailed the Proxy Statement, Governor John Bel Edwards has issued an executive proclamation closing nonessential businesses and directing all individuals within the State of Louisiana to generally stay at home, unless performing an essential activity, as defined in the proclamation. The proclamation is effective from March 23, 2020 through April 13, 2020, although we expect it to be extended by further order. In addition, the Centers for Disease Control and Prevention and the White House have issued guidance that community gatherings should be limited in the wake of concerns surrounding the COVID-19 virus. These measures, and the underlying risks contemplated thereby, significantly limit or may prevent our ability to hold an in-person shareholders’ meeting. As a result, our Board of Directors has authorized alternative procedures designed to enable our shareholders to participate in the special meeting remotely and to register their votes, without attending the meeting in person. In light of what we believe to be continuing risks associated with gatherings for the foreseeable future, even in the absence of any formal public health emergency directive, all Pedestal shareholders desiring to participate in the special meeting are encouraged (and may be required) to do so my means of these alternative procedures.

The alternative procedures consist of two components. First, shareholders will be able to attend the meeting remotely and participate in deliberations regarding the merger proposal and any other matters considered by the shareholders at the special meeting by teleconference. The call-in instructions to participate by phone are included at the end of this letter. Second, the voting polls will remain open for a period of one hour following the completion of all discussion on the merger proposal at the special meeting to allow shareholders who have not yet had an opportunity to vote, and those who want to change their vote, to complete and return a proxy sheet by email, fax or other delivery method described in the Proxy Statement. Transmittal information for the electronic return of proxy sheets is also provided at the end of this letter. Taken together, we believe that these changes will provide Pedestal shareholders with the opportunity to fully participate in the special meeting, and vote their shares, without the increased risks to other shareholders, corporate staff or the community associated with in person attendance.

Please note that our Board of Directors continues to encourage each shareholder to complete, sign, date and return the previously provided proxy sheet at his or her earliest convenience, so that we may appropriately plan for the special meeting. Doing so will not impact your ability to participate by teleconference at the special meeting or change your vote by submitting a later dated proxy.

Our Board of Directors and senior management sincerely hope that all shareholders are remaining well during these difficult times. Notwithstanding the challenges presented by the COVID-19 virus, our Board of Directors continues to believe that the proposed transaction is in the best interests of Pedestal and its shareholders and has enacted these alternative procedures to enable shareholders to consider and act on the proposal by remote communication.

The disclosures in this letter supplement those previously furnished in the Proxy Statement. If you have any questions regarding these alternative procedures or otherwise with respect to voting your shares, or need another copy of the Proxy Statement or proxy sheet, please do not hesitate to contact me at (985) 580-2265.

Very truly yours,

/s/ Mark P. Folse

Mark P. Folse

Chief Executive Officer and President

Dial-in instructions for special meeting teleconference:
1.	Dial: 866-528-2256
2.	When prompted for the meeting passcode, dial 3896707#
3.	If you join the meeting prior to its commencement, please wait on the line until the meeting begins.

Special instructions for return of proxy materials
In addition to the methods described in the Proxy Statement for the return of your proxy, you may also utilize either of the following methods of delivery:
1.	Delivery by facsimile: 985-580-3183
2.	Delivery by email transmission: donna.mckey@pedestal.bank

Note: To be valid, Pedestal must receive the proxy by one of the authorized delivery methods prior to the adjournment of the special meeting.

Additional Information and Where to Find It

In connection with the proposed transaction, Business First filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (File No. 333-236472) on February 18, 2020, which was amended on February 28, 2020 and declared effective by the SEC on March 4, 2020 (the “S-4 Registration Statement”). The S-4 Registration Statement includes a prospectus of Business First and a joint proxy statement of Business First and Pedestal (the “Joint Proxy Statement-Prospectus”), which has been mailed to Business First’s and Pedestal’s shareholders. Shareholders of Business First and Pedestal and other investors are urged to read the Joint Proxy Statement-Prospectus that was included in the S-4 Registration Statement in connection with the proposed merger because it contains important information about Business First, Pedestal, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. Investors are able to obtain all documents filed with the SEC by Business First free of charge at the SEC’s Internet site (http://www.sec.gov). In addition, documents filed with the SEC by Business First will be available free of charge from the Corporate Secretary of Business First Bancshares, Inc., 500 Laurel Street, Suite 101, Baton Rouge, LA 70801, Telephone 225-248-7600.  The Joint Proxy Statement-Prospectus and the other documents may also be obtained for free by accessing Business First’s website at www.b1bank.com under the tab “Shareholder Info” and then under the heading “SEC Filings”. You are urged to read the Joint Proxy Statement-Prospectus carefully before making a decision concerning the merger.

Participants in the Solicitation

Business First, Pedestal and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Business First and Pedestal in connection with the merger. Information about Business First’s directors and executive officers is available in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on May 1, 2019. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement-Prospectus pertaining to the merger and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.